ALBIREO PHARMA, INC.

10 Post Office Square, Suite 502 South

Boston, Massachusetts 02109

December 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

RE:	Albireo Pharma, Inc.

Registration Statement on Form S-3

Filed October 13, 2017, as amended on November 16, 2017

File No. 333-220958

Acceleration Request

Dear Ms. Hayes:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Albireo Pharma, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Tuesday, December 5, 2017, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan Gates or John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

ALBIREO PHARMA, INC.

/s/ Peter A. Zorn, Esq.
Peter A. Zorn, Esq.
Chief Corporate Officer, General Counsel and Secretary

cc:	Mary Beth Breslin, Securities and Exchange Commission

Dorrie Yale, Securities and Exchange Commission

Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.